

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Glenn Mattes
Chief Executive Officer
TFF Pharmaceuticals, Inc.
2600 Via Fortuna, Suite 360
Austin, TX 78746

> **Re: TFF Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2020**
> **File No. 333-248673**

Dear Mr. Mattes:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Daniel K. Donahue, Esq.